China Ceramics Co., Ltd.	Craigmur Chambers Road Town Tortola, British Virgin Islands

October 11, 2011

James D. Dunning, Jr. 2 Sutton Place South Apt 17D New York, NY 10022	Alan G. Hassenfeld The Owen Building 101 Dyer Street Suite 401 Providence, RI 02903

Gregory E. Smith 1401 NE 70th Street Oklahoma City, OK 73111

Gentlemen:

This will respond to your letter of September 30, 2011 to the Corporate Secretary, Chief Executive Officer and Board of Directors of China Ceramics Co. Ltd. regarding the calling of a special meeting of shareholders.  Based on the advice of its counsel, China Ceramics does not believe that you have satisfied the necessary minimum threshold required for shareholders to request a special meeting of shareholders, and therefore will not comply with your request.

The proxy contained in the voting agreement that you provided specifies that it is intended to apply if and only if a party to the agreement attempts to vote in a manner inconsistent with the terms of the voting agreement or if a party fails to vote.  It does not purport to grant a general proxy or a proxy for use in calling a special meeting of shareholders.

If you have additional information or documentation relating to your request for a special meeting, please forward a copy as soon as you are able.  Thank you.

Very truly yours,

/s/ Su Wei Feng
Corporate Secretary and Director
China Ceramics Co., Ltd.